

Mail Stop 3233

October 18, 2016

<u>Via E-mail</u>
Lisa Ross
Chief Financial Officer
Behringer Harvard Opportunity REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

> **Re: Behringer Harvard Opportunity REIT I, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 5, 2016**
> **File No. 000-51961**

Dear Ms. Ross:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Proposal 2 – Charter Amendment Proposals</u>

<u>Proposal 2A. The Roll-up Definition Proposal, page 39</u>

1. We note your response to comment 1 of our letter dated September 29, 2016 in which you have revised your proposal to amend the definition of a "Roll-up Transaction." Please revise your disclosure to describe in greater detail the impact the amendment would have on shareholders rights, including clarifying and describing the protections and rights shareholders will no longer have if such amendment is approved.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Laura Sirianni, Esq.
Via E-mail